U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 12B-25

NOTIFICATION OF LATE FILING

000-18033

SEC File Number

(Check One)	[	] Form 10-K	☐ Form 20-F	☐ Form 11-K
[ X ] Form 10-Q		☐ Form N-SAR	☐ Form N-CSR

For Period Ended............................................................... September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended.......................................... ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:              Not Applicable

PART I -- REGISTRANT INFORMATION

Exabyte Corporation

Full Name of Registrant

Not Applicable

Former Name if Applicable

2108 55th Street

Address of Principal Executive Office (Street and Number)

Boulder, Colorado 80301

City, State and Zip Code

PART II -- RULES 12-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

(a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)        The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not finalized its financial statements for the quarter ended September 30, 2006. Factors contributing to the delay, among others, include matters relating to the Company’s proposed sale of substantially all of its assets as previously disclosed in its filings with the Securities and Exchange Commission. The Company will be unable to complete its review of financial statements by the initial filing date of the Form 10-Q without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification:

Tom W. Ward

(Name)

303	442-4333
(Area Code)	(Telephone Number)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes	[ X ]	No	☐

(3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

Yes	[ X ]	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Items, such as decrease in revenues, decrease in provision for impairment of goodwill and increase in the estimated fair value of derivative financial instruments will result in changes in the operating results of the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005. However, the Company has not finalized its financial statements for the quarter ended September 30, 2006. Therefore, the Company is not in a position at this time to provide any reasonable estimate of any anticipated significant changes in the results of operations for the quarter ended September 30, 2006 compared to the quarter ended September 30, 2005.

      EXABYTE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2006	By:	/s/ Tom W. Ward

Tom W. Ward

President and Chief Executive Officer

5